

SECU **15045171** SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

SEC FILE NUMBER
8- 37309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2014__ AND ENDING __DECEMBER 31, 2014__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP CAPITAL SECURITIES, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1428 BRICKELL AVENUE, SUITE 600

(No. and Street)

MIAMI   FLORIDA   33131

       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD CONNELL   (305)702-5525

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's P.A.

(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI   FL   33144
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __HAROLD CONNELL__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CP CAPITAL SECURITIES, INC.__ _____ , as of __DECEMBER 31__ _____ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

RACHELLE HAIDAR
Notary Public - State of Florida
My Comm. Expires Oct 30, 2016
Commission # EE 847959

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Review Report of Independent Registered Public Accounting Firm

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

CP CAPITAL SECURITIES, INC.

TABLE OF CONTENTS:

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CP Capital Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of CP Capital Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CP Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Capital Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

1

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CP Capital Securities, Inc.'s financial statements. The supplementary information contained in Schedules I, II and III is the responsibility of CP Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information contained in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether the supplementary information contained in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.

Miami, Florida

February 23, 2015

CP CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets

Cash and cash equivalents	$ 31,747	
Due from clearing broker	55,460	
Deposit With Clearing Broker	50,000	
Accounts receivable	14,478	
Prepaid Income Taxes	8,512	
Prepaid Expenses and Other assets	5,331	
Furniture and equipment		
Net of Accumulated Depreciation of $60,468	6,507	
Total Assets		$ 172,035

Liabilities and Stockholders' Equity

Due to Affiliate	$ 3,500	
Accounts Payable and Accrued expenses	41,914	
Total Liabilities		$ 45,414

Stockholders' Equity

Common Stock - No Par Value;		
Authorized - 1,000 Shares; Issued -		
135 Shares	$ 9,225	
Additional Paid-in Capital	740,247	
Retained Earnings (Deficit)	(622,851)	
Total Stockholders' Equity		126,621
Total Liabilities and Stockholders' Equity		$ 172,035

The accompanying notes are an integral part of these financial statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues			
Commissions	$	320,308	
Trading Profit		69,016	
Advisory and Administrative Fees		108,630	
Investment Banking, Including $8,800 from Affiliates		40,450	
Other		4,830	
Total Revenues			$ 543,234
Expenses			
Salaries, Commissions and related costs	$	638,608	
Clearance, Quotation and Communication Costs		130,680	
Occupancy and Other Rentals		108,772	
Depreciation		8,268	
Other operating expenses		132,519	
Total Expenses			1,018,847
Net (Loss)			$ (475,613)

CP CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2014	120	$ 8,200	$ 297,272	$ (147,238)	$ 158,234
Net income	-	-	-	(475,613)	(475,613)
Capital Contributions	-	-	100,000	-	100,000
Sale of Common Stock	15	1,025	342,975	-	344,000
Balance - December 31, 2014	135	$ 9,225	$ 740,247	$ (622,851)	$ 126,621

The accompanying notes are an integral part of these financial statements

5

CP CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities

Net (Loss)			$ (475,613)
Adjustments to reconcile net income to net cash and			
cash equivalents provided by operating activities:			
Cash Used in Operating Activities:			
Depreciation	$	8,268	
Changes in Operating assets:			
Increase in Due From Clearing Broker		(34,225)	
Increase in Accounts Receivable		(14,478)	
Decrease in Prepaid Income Taxes		4,598	
Decrease in Federal Corporate Tax Receivable		25,607	
Decrease in Prepaid Expenses and Other Assets		24,342	
Increase in Accounts Payable and Accrued Expenses		8,913	
Total Adjustments			23,025
Net Cash (Used In) Operating Activities			(452,588)
Cash Flows From Financing Activities			
Decrease in Due From Affiliates		25,635	
Increase in Due to Affiliate		3,500	
Capital Contributions		100,000	
Proceeds From Sale of Common Stock		344,000	
Net Cash Provided By Financing Activities			473,135
Net Increase In Cash and Cash Equivalents			20,547
Cash and Cash Equivalents - Beginning			11,200
Cash and Cash Equivalents - Ending			$ 31,747

The accompanying notes are an integral part of these financial statements.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Organization and Nature of operations

The Company was incorporated under the laws of the State of Texas on February 28, 1984, for the purpose of selling investment products and securities and other services related to investment advisement, money management and other business services. On June 7, 2001, the name was changed from U.S. Eagle Securities, Inc. to CP Capital Securities, Inc. and simultaneously the Company was reincorporated in Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through clearing firms and does not hold customer funds or customer securities.

2. Summary of significant accounting policies

Basis of Presentation and Revenue Recognition

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis using the accrual method of accounting. All trading and investment securities, if any, are valued at quoted market price and unrealized gains or losses are included in revenues from firm trading.

Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash balances consist of cash in two accounts held at one commercial bank.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Loss Contingencies

Loss Contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Financial Instruments with Off-Balance Sheet Risk

The Company, under its correspondent agreements with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that is unlikely it will have to make a material payment under this indemnity, and accordingly, has not recorded any contingent liability in its financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements are issued.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

3. Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and three preceding years remain subject to examination as of December 31, 2014.

As of December 31, 2014, the Company has a Federal and State net operating loss carry-forward of approximately $515,000 which will expire in years through 2029.

Temporary differences primarily related to the Company's Federal and State net operating loss carry-forwards give rise to a net deferred tax asset of $ 0, net of a valuation allowance of approximately $180.000. This valuation allowance increased by approximately $ 168,000 during the year ended December 31, 2014.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

4. Clearing Arrangements

The Company has a clearing agreement with its clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with its clearing broker in the amount of $50,000 which is included in the "Deposits with clearing brokers" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing broker, which maintains the customers' accounts and clears such transactions.

5. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $91,793 which was $86,793 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4947 to 1 as of December 31, 2014.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Commitments

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2014, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

8. Concentration of Credit Risk

The Company maintains its bank accounts at one (1) financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. As of December 31, 2014, the Company did not have any uninsured funds in this institution.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

9. Related Party Transactions

The Company occupies its office location under a sublease agreement with one of its stockholders. This lease is on a month to month basis. Rental expense for the year ended December 31, 2014 was $108,772 including employee parking. In addition the company has a management agreement with this same stockholder to reimburse the stockholder a monthly fee of $10,000 on an as needed basis. During the year ended December 31, 2014, the stockholder waived this monthly fee.

As of December 31, 2014, the Company has received a loan from one of its affiliates in the amount of $3,500, which is expected to be repaid during 2015.

10. Date of Management's Review

The Company has evaluated subsequent events through February 23, 2015, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

CP CAPITAL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Shareholders' Equity	$	126,621
Add Allowable Credits		-
Total Capital and Allowable Liabilities		126,621
Less Non-Allowable Assets		34,828
Net Capital		91,793
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		5,000
Excess Net Capital	$	86,793
Aggregate Indebtedness	$	45,414
Ratio: Aggregate Indebtedness to Net Capital		0.495

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2014, and the above calculation.

See independent auditor's report

CP CAPITAL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

CP CAPITAL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

14

<u>INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES</u>

<u>RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION</u>

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
CP Capital Securities, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to
the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014,
which were agreed to by CP Capital Securities, Inc. and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you
and the other specified parties in evaluating CP Capital Securities, Inc.'s compliance
with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
CP Capital Securities, Inc.'s management is responsible for the CP Capital Securities
Inc.'s compliance with those requirements. This agreed-upon procedures engagement
was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which
this report has been requested or for any other purpose. The procedures we performed and
our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective
cash disbursement records entries, including cash disbursement journals and
copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year
ended December 31, 2014, as applicable, with the amounts reported in Form
SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting
schedules and working papers, including interim profit and loss statements
and interim unaudited Company prepared focus reports, noting no differences.

CP Capital Securities, Inc.
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7
and in the related schedules and working papers, including Company prepared
unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which
would be the expression of an opinion on compliance. Accordingly, we do not express
such an opinion. Had we performed additional procedures, other matters might have
come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed
above and is not intended to be and should not be used by anyone other then these
specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2277*********************MIXED AADC 220
037309   FINRA   DEC
CP CAPITAL SECURITIES INC
1428 BRICKELL AVE STE 600
MIAMI FL 33131-3435

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEORGE TEN POW
(305) 924-7748

2. A. General Assessment (item 2e from page 2) — $ *1,200.85*

   B. Less payment made with SIPC-6 filed (exclude interest) — (*679.28*)

   JULY 24, 2014
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — *521.57*

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ *521.57*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ *521.57*

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CP CAPITAL SECURITIES, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the *24* day of *FEB*, 20*15*.

C.F.O. a FLA/OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning *1/1/2014*
and ending *12/31/2014*

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *543,234*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions *—0—*

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. *61,560*

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

FINRA REBATE *1,332*

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions *62,892*

2d. SIPC Net Operating Revenues $ *480,342*

2e. General Assessment @ .0025 $ *1,200.85*

(to page 1, line 2.A.)

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REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 17a-5, in which CP Capital Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which CP Capital Securities, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3 (2) (ii) and CP Capital Securities, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014. CP Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about CP Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.

Miami, Florida

February 23, 2015

19

CP CAPITAL SECURITIES, INC.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2014

CP Capital Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

CP Capital Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2014, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Harold Connell, President

George Ten Pow, Finop